Exhibit 99(c)
                          PRESS RELEASE

FOR IMMEDIATE RELEASE
TUESDAY
MARCH 10, 1998

CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATE COMMUNICATIONS
                        (501)  688-8229

                 TCBY REPORTS IMPROVED OPERATING
                     RESULTS FOR FIRST QUARTER

LITTLE  ROCK,  AR  -  Tuesday   (March  10,  1998)  -   TCBY
ENTERPRISES, INC. (NYSE:TBY) today announced improved operating results for the first quarter of 1998. Net income increased to $741,588, or $.03 per share (basic and diluted), from $251,651, or $.01 per share (basic and diluted) in 1997. These results represent the best first quarter earnings performance experienced by the Company since 1990.

Sales and franchising revenues were $19,208,525 as compared to $18,471,699 for the same period last year. The sales and franchising revenues for 1997 includes approximately $800,000 from Carlin Manufacturing, Inc. which was sold in July, 1997. The increase in sales and franchising revenues is primarily attributable to continued growth in co-branded locations and increased private label sales. Franchising revenues were adversely impacted by the economic challenges in Asia, which are expected to continue throughout 1998.

As of March 1, 1998, there were 2,855 "TCBY"(registered) or Juice Works(registered) locations open, as well as several thousand retail points-of-sale for "TCBY"(registered) products worldwide. In addition, there were over 300 "TCBY"(registered) locations under agreement for development. Most of the "TCBY"(registered) locations under development will be co-branded locations with other food or petroleum operations. Juice Works(registered) locations continue to be opened in travel plazas, airports, and mall food courts by Host Marriott, generally in conjunction with "TCBY"(registered) locations.

The Company's expansion worldwide continued during the first quarter. New development agreements were completed for Bolivia, Paraguay, Ireland and the United Kingdom. The economic challenges in Asia will have a short-term impact on the Company's international operations, but are not expected to have a material impact on the overall earnings for 1998.

"We are extremely pleased with our first quarter results," said Frank D. Hickingbotham, Chairman and Chief Executive Officer. "We have experienced nine consecutive quarters of income improvements over the comparable prior periods. The Company is pleased with our continuing franchising growth as domestic franchise fees increased 47% in the first quarter of 1998 compared to the first quarter of 1997."

The Company announced it will conduct 10 regional meetings with franchisees throughout the country during the second quarter to introduce marketing programs and new products for 1998. Jim Sahene, President, TCBY Systems, stated, "We have worked closely with our franchise community to develop these exciting programs and believe they should provide benefit to our stores in 1998."

A key objective of the Company continues to be the enhancement of shareholder value. As such, the Company announced in January that its executive management team will only receive their full incentive bonus if the Company attains basic earnings per share of $.46 in 1998, which approximates a 24 percent increase over 1997. The Company expects revenues from food products and equipment sales to increase over 1997 due to continued expansion of co-branded locations and other manufacturing opportunities.

These forward-looking statements are based on certain assumptions regarding the economy, competition, costs of raw materials, unit openings and closings, sales volumes per unit, other manufacturing opportunities, no changes in governmental regulation of the food industry, and no material event which would impact the reputation of the Company's manufacturing facility or the Company's ability to utilize that facility. Should the Company's performance differ materially from the assumptions regarding these areas, actual results could vary significantly from the performance noted in the forward-looking statements. Thus, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

In December, 1995, the Company announced the authorization by its Board of Directors to purchase up to three million shares of its outstanding common stock. To date, the Company has purchased approximately 2.4 million shares under this authorization. In December, 1997, the Board of Directors authorized the purchase of an additional two million shares of the Company's stock. To date, purchases have been made utilizing the Company's cash from operations.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen and ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(registered) and Juice Works(registered) brands.

                      TCBY Enterprises, Inc.

                   Selected Financial Highlights

             (In Thousands, Except Per Share Amounts)
                            (Unaudited)


                                            Quarter Ended
                                       March 1,       March 2,
                                         1998           1997
Operating Results
Sales & Franchising Revenues           $19,209        $18,472
Net Income                             $   742        $   252
Basic Earnings Per Share               $   .03        $   .01
Average Shares Outstanding              23,468         24,472
Diluted Earnings Per Share             $   .03        $   .01
Diluted Shares                          24,165         24,492
Dividends Paid Per Share               $   .05        $   .05

                                       March 1,    November 30,
                                         1998         1997
Financial Position
Current Assets                         $45,284        $46,226
Current Liabilities                     11,551         11,694
Property, Plant & Equipment, Net        39,813         40,341
Total Assets                            96,914         99,264
Long-term Debt, less current portion     5,596          6,298

Stockholders' Equity                    97,827         97,687
  Less Treasury Stock                  (21,907)       (20,262)
Total Stockholders' Equity              75,920         77,426

